UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For March 10, 2008

Distribution and Service D&S, Inc.
(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura, Santiago, Chile
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, March 10, 2008
Señor
Guillermo Larraín Ríos
Superintendente de Valores y Seguros
Superintendencia de Valores y Seguros
Av. Libertador Bernardo O'Higgins 1449
PRESENTE

Ref.: Clarifies Press Article

Dear Mr. Larraín:

Reference is made to the press article published today in the El Mercurio newspaper under the heading “Wal-Mart resumes contacts with the controllers of D&S after the fail of the merger with Falabella (the “Article”).

Distribución y Servicio D&S S.A. (“D&S”) ignores the truthfulness and source of the informations contained in the Article. D&S has not held or sustained contacts with Wal-Mart or executives of such company with respect to the matters referred to in the Article. The Article is not the result of any official disclosure of information made by D&S or any statement or interview given by the management of D&S. Even though the Article quotes statements attributed to Mr. Nicolás Ibáñez, it is not possible to infer from them conclusions like those contained in the Article and its heading.

Yours sincerely,

Enrique Ostalé Cambiaso
Chief Executive Officer
Distribución y Servicio D&S S.A.

cc.	Bolsa de Comercio de Santiago
Bolsa Electrónica de Chile
Bolsa de Valores de Valparaíso
Comisión Clasificadora de Riesgo

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

By:	/s/ Alejandro Droste B.
Alejandro Droste B.
Chief Financial Officer
Dated: March 10, 2008